UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Trinity Place Holdings Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

89656D101
(CUSIP Number)

Richard T. McGuire III
Marcato Capital Management LP
Four Embarcadero Center
Suite 2100
San Francisco, CA 94111
(415) 796-6350
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 6, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89656D101	SCHEDULE 13D	Page 2 of 8

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MARCATO CAPITAL MANAGEMENT LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,898,482
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,898,482
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,898,482
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 89656D101	SCHEDULE 13D	Page 3 of 8

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON RICHARD T. MCGUIRE III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,898,482
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,898,482
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,898,482
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 89656D101	SCHEDULE 13D	Page 4 of 8

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MARCATO INTERNATIONAL MASTER FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,898,482
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,898,482
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,898,482
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 89656D101	SCHEDULE 13D	Page 5 of 8

This Amendment No. 6 supplements the information set forth in the Schedule 13D filed by the Reporting Persons with the United States Securities and Exchange Commission (the "SEC") on September 25, 2012, as amended from time to time (the "Schedule 13D"), relating to Common Stock, par value $0.01 per share (the "Shares"), of Trinity Place Holdings Inc., a Delaware corporation (the "Issuer").  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.  The Schedule 13D is hereby amended as follows:

Item 1.	Security and Issuer.

The address of the Issuer's principal executive offices is 717 Fifth Avenue, New York, NY, United States of America.

Item 2.	Identity and Background.

(a), (f)
This Schedule 13D is being filed by Marcato Capital Management LP, a Delaware limited partnership ("Marcato"), Richard T. McGuire III, a United States citizen, and Marcato International Master Fund, Ltd., a Cayman Islands exempted company.  Marcato, Mr. McGuire, and Marcato International Master Fund, Ltd. are each a "Reporting Person" and are collectively referred to herein as the "Reporting Persons."

(b)	The principal business address for each of the Reporting Persons is Four Embarcadero Center, Suite 2100, San Francisco, CA 94111
(c)	Mr. McGuire is the managing partner of Marcato, the investment manager of Marcato International Master Fund, Ltd. Each of the Reporting Persons is engaged in the business of investment.
(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)
None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 89656D101	SCHEDULE 13D	Page 6 of 8

Item 3.	Source and Amount of Funds or Other Consideration.

No material change.

Item 4.	Purpose of Transaction.

No material change.

Item 5.	Interest in Securities of the Issuer.

(a)           As of the date hereof, each of Marcato, Mr. McGuire and Marcato International Master Fund, Ltd. may be deemed to be the beneficial owner of 3,898,482 Shares (the "Marcato Shares"), constituting approximately 12.4% of the Shares, based upon a total of 31,445,493 Shares outstanding as of August 9, 2017 (based on disclosure in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2017).

(b)            Marcato International Master Fund, Ltd. may be deemed to have the shared power to vote or direct the vote (and the shared power to dispose or direct the disposition) of 3,898,482 Shares.  Marcato, as the investment manager of Marcato International Master Fund, Ltd., may be deemed to have the shared power to vote or direct the vote (and the shared power to dispose or direct the disposition) of the Marcato Shares. By virtue of Mr. McGuire's position as the managing partner of Marcato, Mr. McGuire may be deemed to have the shared power to vote or direct the vote (and the shared power to dispose or direct the disposition) of the Marcato Shares and, therefore, Mr. McGuire may be deemed to be the beneficial owner of the Marcato Shares.

CUSIP No. 89656D101	SCHEDULE 13D	Page 7 of 8

(c)           Marcato International Master Fund Ltd. sold 5,103 Shares at $7.11 per share on September 5, 2017, sold 202,739 Shares at $7.06 per share on September 6, 2017 and sold 7,061 Shares at $7.08 per share on September 7, 2017.

(d)           The investors in Marcato International Master Fund, Ltd., or their respective subsidiaries or affiliated entities, for which Marcato or its affiliates acts as investment manager, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for their respective accounts in accordance with their respective ownership interests.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
No material change.

Item 7.	Materials to be Filed as Exhibits.

Exhibit A:  Joint Filing Agreement (previously filed).

CUSIP No. 89656D101	SCHEDULE 13D	Page 8 of 8

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 8, 2017	MARCATO CAPITAL MANAGEMENT LP*

	By:	Marcato Holdings LLC

	By:	/s/ Richard T. McGuire III
Richard T. McGuire III
Authorized Person

Date: September 8, 2017	RICHARD T. MCGUIRE III*

	By:	/s/ Richard T. McGuire III

Date: September 8, 2017	MARCATO INTERNATIONAL MASTER FUND, LTD.

	By:	/s/ Richard T. McGuire III
Richard T. McGuire III
Director

*
This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.